NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES NEW ISSUE

Not for distribution to U.S. news wire services or dissemination in the United States.

Calgary, AB – March 15, 2006 Paramount Energy Trust ("Paramount") (TSX:PMT.UN) (TSX:PMT.DB) (TSX:PMT.DB.A) has announced today that it has entered into an agreement to sell to a syndicate of underwriters co-led by BMO Nesbitt Burns Inc. and CIBC World Markets Inc. and including Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc., Blackmont Capital Inc., FirstEnergy Capital Corp., GMP Securities L.P., Raymond James Ltd. and Peters & Co. Limited on a bought deal basis $100 million aggregate principal amount of 6.25% convertible unsecured subordinated debentures due April 30, 2011 (the "Debentures"). The Debentures will bear interest at a rate of 6.25% per annum, payable in cash or trust units (subject to regulatory approval), and will be convertible at anytime up to maturity at the option of the holder into trust units of Paramount at a conversion rate of 42.0168 trust units per $1,000 principal amount of Debentures, which is equal to a conversion price of approximately $23.80 per trust unit. The offering is expected to close on or about April 6, 2006.

In light of this offering and the regulatory restrictions related to disclosures during the period surrounding the distribution of securities, Paramount Energy Trust will not be holding its conference call and webcast scheduled for 2:30 p.m. Mountain Time today. The Trust's press release of its year-end reserves and unaudited financial results can be found at www.paramountenergy.com.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 500, 630 - 4 Avenue S.W., Calgary, Alberta  T2P 0J9

Telephone:  403 269-4400

Fax:  403 269-6336

Email:  info@paramountenergy.com

Sue Riddell Rose, President and Chief Executive Officer

Cam Sebastian, Vice President, Finance and Chief Financial Officer

Sue M. Showers, Investor Relations Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

ADVISORY: Certain information regarding PET including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil ands gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Readers are cautioned that the foregoing list of factors is not exhaustive.  Additional information on these and other factors that could affect PET’s operations or financial results are included in PET's reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at PET's website (www.paramountenergy.com) or by contacting Paramount Energy Trust. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and PET does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.